Exhibit 99.2

MAKEMYTRIP LIMITED

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting (the “Annual Meeting”) of MakeMyTrip Limited (the “Company”) will be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on September 29, 2015 at 5:00 p.m., Indian local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider the annual report of the Company on Form 20-F for the fiscal year ended March 31, 2015 filed with the U.S. Securities and Exchange Commission.

2.	To receive the report of KPMG.

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the appointment of KPMG of KPMG Centre, 31, Cybercity, Ebène, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2016, be and is hereby approved; and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

4.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the consolidated and unconsolidated financial statements of the Company for the fiscal year ended March 31, 2015 audited by KPMG (Mauritius) be and are hereby adopted.”

5.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Aditya Tim Guleri be and is hereby re-elected as a director on the Company’s Board of Directors.”

6.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Gyaneshwarnath Gowrea be and is hereby re-elected as a director on the Company’s Board of Directors.”

7.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Ranodeb Roy be and is hereby re-elected as a director on the Company’s Board of Directors.”

8.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Mohit Kabra be and is hereby re-elected as a director on the Company’s Board of Directors.”

9.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The consolidated and unconsolidated financial statements of the Company for the fiscal year ended March 31, 2015 have been audited by KPMG (Mauritius) in compliance with Mauritius statutory requirements and are available on the Company’s website, http://investors.makemytrip.com.

Please refer to the form of proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the day immediately preceding the day on which the notice is given are entitled to receive notice of and to vote at the Annual Meeting and any adjourned meeting thereof.

You are cordially invited to attend the Annual Meeting in person. Your vote is important. If you cannot attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to September 27, 2015. We must receive the form of proxy no later than 48 hours before the time appointed for the Annual Meeting to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from our website http://investors.makemytrip.com, or by email to bill.lennan@makemytrip.com.

By Order of the Board of Directors,
MakeMyTrip Limited

Deep Kalra
Group Chairman and Group Chief Executive Officer

Port Louis, Mauritius, September 3, 2015

Group Office: Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016 India	Registered Office: The offices of CIM Corporate Services Ltd Les Cascades Building Edith Cavell Street Port-Louis Mauritius